22nd February 2007

Dr Joseph Taylor
Jalan Pengembak No 17D,
Sanur,
Denpasar
Bali
Indonesia

Dear Joseph

Employment Agreement - Managing Director

This agreement is between Atlas South Sea Pearl Ltd and yourself. It sets out the terms and conditions of your employment with the Company.

1	Definitions

1.1	“Agreement” means this Agreement as amended from time to time;
1.2	“Board” means the Board of Directors of Atlas South Sea Pearl Ltd;
1.3	“Business Day” means a day on which banks are open for business in Indonesia excluding Saturday, Sunday and public holidays;
1.4	“the Company” means Atlas South Sea Pearl Ltd (ACN 009 220 053), a company registered in Australia;

2	Duties and Responsibilities

2.1
You shall hold the position of Managing Director of the Company for the term of this Agreement as defined in clause 3.1, but this appointment shall be subject to you retaining your directorship of both the Company and its associate, PT Cendana Indopearls, in accordance with their respective constitutions. Your employment is at all times subject to the provisions of termination incorporated in this Agreement.

2.2
You shall, unless prevented by ill-health, devote the whole of your time during the business hours of the Company to the business of the Company and shall use your best endeavours to promote the interests and welfare of the Company.

2.3
As the Managing Director of the Company, you shall undertake such duties as the Board from time to time directs. You are also required to undertake the duties that are directed to you in terms of the management of the Company’s pearling activities by the Board of Directors of PT Cendana Indopearls. You will be expected to carry out such hours of work as may from time to time be reasonably required to fulfil these duties which will be included in your normal hours of work.

2.4
Your duties and responsibilities are set out in the attached job description. Because the job description cannot be all encompassing, your responsibilities may extend beyond those listed in the attached job description.

3	Contract Term

3.1	The Commencement Date of this Agreement shall be 1st January 2007.
3.2	The term of this Agreement will be three (3) years commencing from the Commencement Date. This term may be extended at the mutual written consent of both parties.
3.3	This Agreement will terminate three (3) years from the Commencement Date unless otherwise extended under clause 3.2 or at an earlier date as may be determined under clause 9.

4	Remuneration Package

4.1
You shall be entitled, by way of remuneration for services carried out under this Agreement, to an annual gross salary of $75,000. The benefit shall be available in equal monthly instalments paid in arrears into such bank account or in such a manner as shall be nominated by you and agreed by the Company.

4.2	In addition to the remuneration paid above, you shall be entitled to the following allowances and benefits:
4.2.1	The Company will pay for the use of a mobile telephone whilst your are working in Australia. Private telephone calls shall be kept to a minimum on this service.
4.2.2
The Company will make payments to your Australian superannuation fund equivalent to the amount payable under the Superannuation Guarantee Contribution Scheme (9% of gross salary at the time of signing this contract).

4.2.3	You will be covered by Directors and Officers insurance for actions taken against you whilst acting in this capacity.

5	Additional entitlements

5.1
You shall be entitled to 36 days of leave per annum (including weekends and public holidays) and 10 days of sick leave per annum. Annual leave shall accrue up to a maximum of 60 days during the term of the Agreement.

5.2
The Company shall reimburse you for all reasonable out of pocket expenses incurred along with all reasonable travel and accommodation costs incurred by you in the course of carrying out your duties under this Agreement. You shall produce to the Company the proper documentation to verify such expenses for reimbursement

6	Restriction

6.1
You shall not be a party to the trading of any of the shares or other securities of the Company while you are in the possession of any market sensitive information about the Company’s business activities or operations. Any trading of the securities of Atlas South Sea Pearl Limited by you must be advised to the Company Secretary of Atlas South Sea Pearl Limited within five (5) days of this transaction.

6.2
If you cease employment with the Company for whatever reason, you may not solicit the services of any existing employees of the Company for the benefit of any subsequent employment or business venture that you may undertake without the express approval of the Board of the Company.

7	Confidentiality

7.1
You may not, except as authorised or required by your duties, divulge to any person whatsoever any of the trade secrets or confidential information, processes or dealings or any information concerning the organisation, business, finances, transactions or affairs of the Company or any associated entities which may come to your knowledge during the term of this Agreement. You shall keep with complete secrecy all confidential information entrusted to you and shall not attempt to use any such information in any manner which may injure or cause loss either directly or indirectly to the Company or its business and its associates.

7.2	You have no obligation to keep confidential pursuant to clause 7.1 any information which:
7.2.1	becomes public knowledge;
7.2.2	loses its confidentiality through passage of time; and
7.2.3	loses its confidentiality through a change in circumstances

8	Ownership of intellectual Property

8.1
Any discovery, invention, secret process or improvement in procedure made or discovered by you or any other employee of the Company under your direction while you are employed (including past employment) by the Company or its associates shall belong to and be the absolute property of the Company and its associates.

8.2
If requested to do so by the Company, you agree that you will (whether during or after the termination of this employment) apply or join in applying for letters of patent or other similar protection for any such discoveries, invention, process or improvement as stated above and you will execute all instruments necessary to secure such rights.

8.3	The Company retains ownership of any written material created by you in the performance of your duties under this Agreement in which copyright does or may subsist.

9	Termination

9.1
Your engagement as Managing Director pursuant to this agreement may be terminated on a date specified by the Company if any one or more of the circumstances mentioned in the following clause exist and the Company gives notice to you specifying the circumstances complained of and indicating its intention to terminate your employment.

9.2	The circumstances referred to in the proceeding clause are where you:
9.2.1	commit a serious or persistent breach of any of the provisions of this Agreement;
9.2.2	are guilty of any grave misconduct or wilful neglect in the discharge of your duties under this Agreement;
9.2.3	die or become of unsound mind;
9.2.4	commit an act of bankruptcy or enter into, subsequent to the date of this Agreement, any agreement or composition with your creditors;
9.2.5	are convicted of an indictable offence; or
9.2.6	are for a period of four (4) consecutive months or for a period aggregating four (4) months within the term of the Agreement, unable, through accident, illness or other physical or mental incapacity, to perform your duties under this Agreement.
9.3	You may terminate this Agreement at any time by providing one (1) months written notice to the Company if:
9.3.1	any payment due from the Company to you pursuant to this Agreement remains unpaid for a period of thirty (30) days;
9.3.2	the Company breaches any clauses of this Agreement and such breach is not remedied within fourteen (14) days of written notice by you.
9.4
If there is mutual agreement between the Company and you, this Agreement may be terminated for a reason that is not mentioned above by either party giving three (3) months (or some other agreed period) written notice to the other party detailing the reasons for the Agreement being terminated. In the event of such a termination taking place, there shall be no special termination payments made by the Company unless such a payment is mutually agreed between both parties.

10	Indemnity

The Company shall indemnify you and keep you indemnified from and against all actions, suits, claims, demands, costs and expenses whatsoever to which you shall or may become liable in respect of carrying out your obligations under this Agreement except as may be due to the negligence of your actions.

11	General

11.1	Duties as Director of Associated Companies
You will be required to fulfil additional tasks separate to this Agreement as the Managing Director of PT Cendana Indopearls. These responsibilities and duties are accepted as being part of the fulfilment of your obligations under this Agreement with the Company.
11.2	Governing Law
This Agreement shall be governed by the Law of Western Australia.

This document is executed as an Agreement between both parties.

The Common Seal of Atlas South Sea Pearl Limited was hereunto affixed by authority of the Board of Directors in the presence of: X ___________________________ Director	) ) ) )

X
___________________________
Director

Signed by Joseph Taylor	)	X
in the presence of:	)

X
___________________________

Name of Witness:

Address:

Occupation:

JOB DESCRIPTION
(Managing Director)

1	Liaison/Public Relations
1.1	Represent the company and its activities in a positive light to the press, investment community, regulatory authorities, etc.
1.2
Communicate with the press, shareholders, stock brokers (including meetings and presentations in Australia and the USA as required), bankers and regulatory authorities in Australia such as the ASX, ASIC and the USA such as NASDAQ and the SEC;

1.3	Communicate with Indonesian authorities such as the BKPM and the tax office as required;
1.4	Actively involve the company’s Indonesian representatives in its activities in Indonesia;
1.5	Represent the company in pursuit of other business and joint venture opportunities.

2	Marketing
2.1
Communicate with Pearlautore International (and other wholesale organisations as required) regarding harvest forecasts, pearl prices and terms offered by customers, marketing strategies and other value adding opportunities;

2.2	Negotiate selling contracts with pearl wholesalers as required;
2.3	Maintain personal contact with individuals and organisations in the pearl industry on behalf of the company;
2.4	Where possible, provide feedback to field operations to ensure that the most valuable pearl types in relation to colour, size and shape are being produced.